Exhibit 99.2

Skillful Craftsman Announces Board Changes

WUXI, China, March 4, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced that Mr. Steven Yuan Ning Sim has been appointed as the successor to Ms. Teoh Chun Hiah to serve as a director on the Board, member of the Audit Committee and Chairperson of the Nominating and Corporate Governance Committee, effective on March 3, 2021. Ms. Teoh Chun Hiah resigned from her roles in the Company on February 17, 2021 due to personal reasons.

Mr. Steven Yuan Ning Sim serves as the Chief Financial Officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent technology company enabling financial services in China since October 2016. Mr. Sim has over 15 years of audit and financial management experience. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity product platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman, commented, “We are greatly thankful for Ms. Teoh Chun Hiah's services and significant contributions to the Company during our IPO process and we wish the best in her future endeavors. At the same time, the Board and the Company warmly welcome Mr. Steven Yuan Ning Sim and are confident that his demonstrated expertise, extensive experience and deep insight in the capital markets will be invaluable to the Company. We believe that Mr. Sim will continue to drive the Company to the next level of success.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. As of September 30, 2020, the Company had 75.5 million total registered members, of which 3.28 million are fee-paying members. For more information, please visit: ir.kingwayup.com

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to improve launch and leverage new technologies and cooperative relationships or anticipate market demand in a timely or cost-effective manner, and those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in our Annual Report on Form 20-F. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com